Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Experts” and “Selected Consolidated Historical Financial Data of WellPoint” in the Registration Statement (Form S-4) and related Prospectus of WellPoint, Inc. for the registration of approximately 48 million shares of its common stock and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements and schedule of WellPoint, Inc., WellPoint, Inc. management’s assessment of internal control over financial reporting, and the effectiveness of internal control over financial reporting of WellPoint, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

October 25, 2005 Indianapolis, Indiana